[redacted]

09059993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67063

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jones International Securities, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9697 E Mineral Avenue
(No. and Street)

Centennial	CO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street, 16th Floor	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy K Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jones International Securities, Ltd, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public Commission Expires 11/13-2012

TERRIE R. THOMPSON
Notary Public
State of Colorado

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- NA (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

Jones International Securities, Ltd.

Financial Statements
For the Years Ended December 31, 2008 and 2007

(With Independent Auditor's Report Thereon
and Supplemental Report on
Internal Control Structure)

JONES INTERNATIONAL SECURITIES, LTD.

INDEX TO FINANCIAL STATEMENTS

PAGE

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Jones International Securities, Ltd.

We have audited the accompanying statements of financial condition of Jones International Securities, Ltd. as of December 31, 2008 and 2007 and the related statements of operations, shareholder's equity, and cash flows for the years then ended that the Company is filing pursuant to the Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jones International Securities, Ltd. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 26, 2009

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

JONES INTERNATIONAL SECURITIES, LTD.

STATEMENTS OF FINANCIAL CONDITION

	As of December 31, 2008	As of December 31, 2007
ASSETS		
Current Assets:		
Cash	$ 109,850	$ 115,979
Advances to Jones International, Ltd.	229,144	115,795
Accounts receivable	–	4,000
Prepaid insurance	–	416
Total current assets	338,994	236,190
Property and Equipment:		
Computer hardware	1,649	1,649
Accumulated depreciation	(779)	(229)
Property and equipment, net	870	1,420
Total Assets	$ 339,864	$ 237,610
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities:		
Accounts payable	$ 3,825	$ –
Accrued payroll	–	64,361
Accrued other expenses	1,203	15,673
Total current liabilities	5,028	80,034
Shareholder's Equity:		
Common stock, $0.01 par value. Authorized, issued, and outstanding 1,000,000 shares	10,000	10,000
Additional paid-in capital	1,104,000	804,000
Accumulated deficit	(779,164)	(656,424)
Total shareholder's equity	334,836	157,576
Total Liabilities and Shareholder's Equity	$ 339,864	$ 237,610

See accompanying notes to these financial statements.

JONES INTERNATIONAL SECURITIES, LTD.

STATEMENTS OF OPERATIONS

		For the Years Ended December 31,		
		2008		2007
Revenues (Note 3)	$	58,500	$	230,900
Operating Expenses:				
Salary and benefits		231,711		334,653
Commissions		37,450		161,630
Professional services		64,920		59,529
Facilities expenses		12,467		29,519
Computer expenses		18,850		25,417
Dues and subscriptions		4,147		6,500
Other operating expenses		8,585		9,381
Total operating expenses		378,130		626,629
Operating Loss		(319,630)		(395,729)
Other Income		–		35,000
Loss before income taxes		(319,630)		(360,729)
Income Tax Benefit (Note 5)		196,890		45,537
Net Loss	$	(122,740)	$	(315,192)

See accompanying notes to these financial statements.

JONES INTERNATIONAL SECURITIES, LTD.

STATEMENTS OF SHAREHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount			
Balance, January 1, 2007	1,000,000	$ 10,000	$ 404,000	$ (341,232)	$ 72,768
Net loss	–	–	–	(315,192)	(315,192)
Capitalization of advances from Jones International, Ltd.	–	–	400,000	–	400,000
Balance, December 31, 2007	1,000,000	10,000	804,000	(656,424)	157,576
Net loss	–	–		(122,740)	(122,740)
Capitalization of advances from Jones International, Ltd.	–	–	300,000	–	300,000
Balance, December 31, 2008	1,000,000	$ 10,000	$ 1,104,000	$ (779,164)	$ 334,836

See accompanying notes to these financial statements.

JONES INTERNATIONAL SECURITIES, LTD.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2008	For the Years Ended December 31, 2007
Cash Flows From Operating Activities:		
Net loss	$ (122,740)	$ (315,192)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	550	229
Net change in assets and liabilities:		
Decrease (increase) in accounts receivable	4,000	(4,000)
Decrease in prepaid insurance	416	416
Increase (decrease) in accounts payable, accrued payroll and other expenses	(75,006)	80,034
Net cash used in operating activities	(192,780)	(238,513)
Cash Flows from Investing Activities:		
Purchase of property and equipment	–	(1,649)
Net cash used in investing activities	–	(1,649)
Cash Flows from Financing Activities:		
Change in advances from Jones International, Ltd.	186,651	298,012
Net cash provided by financing activities	186,651	298,012
Increase in Cash and Cash Equivalents	(6,129)	57,850
Cash and Cash Equivalents, beginning of year	115,979	58,129
Cash and Cash Equivalents, end of year	$ 109,850	$ 115,979
Supplemental Cash Flow Disclosures:		
Capitalization of advances from Jones International, Ltd. (Note 3)	$ 300,000	$ 400,000

See accompanying notes to these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. **ORGANIZATION AND BUSINESS:**

Jones International Securities, Ltd. (the "Company") is a wholly owned subsidiary of Jones International, Ltd. ("International"), a holding company with ownership interests in several companies involved in the Internet, e-commerce, software, education, training and entertainment industries. International is wholly owned by Glenn R. Jones, Chairman of the Board of Directors of the Company. The Company acted as dealer/manager in debt and/or equity offerings on behalf of affiliated entities until June 2008. In 2000, the Company did not reregister with the Securities and Exchange Commission ("SEC") as a registered broker/dealer and the Company did not renew its membership application with the National Association of Securities Dealers ("NASD"). In 2005, the Company made the decision to register with the SEC as a broker/dealer and applied to renew its membership with the NASD. The application was approved in February 2006. In January 2009, the Company decided to not reregister with the SEC and did not renew its membership with the NASD (now the Financial Industry Regulation Authority or FINRA).

Beginning in 2007 until June 2008, the Company operated as dealer/manager in debt offerings on behalf of certain affiliates. The transactions of the Company do not involve the safeguarding of securities or the maintenance of customers' securities or other accounts.

2. **SIGNIFICANT ACCOUNTING POLICIES:**

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity when issued of three months or less to be cash equivalents.

Property and Equipment – Computer equipment is depreciated using the straight line method over its estimated useful life of three years. For the years ended December 31, 2008 and 2007, the Company had depreciation expense of $550 and $229, respectively.

Customer Accounts – The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions of rule 15c3-3 of the Securities and Exchange Commission for the years ended December 31, 2008 and 2007.

Revenue Recognition Policy – The Company generates revenue by providing dealer/manager services to affiliates. The Company receives a commission of ten percent of funds raised from the affiliate. Revenue is recognized at each closing of the debt offering.

Income Taxes – Beginning in 1998, the Company joined in filing a consolidated income tax return as provided for under the terms of a tax allocation agreement with International and certain of International's subsidiaries. Pursuant to the terms of the income tax allocation agreement, the Company will receive provisions (benefits) for income taxes based on its prorata contribution of taxable income (loss) to International's consolidated taxable income (loss).

The Company accounts for deferred tax liabilities or assets based on the temporary differences between the financial reporting and tax basis of assets and liabilities as measured by the enacted tax rates that are expected to be in effect when these differences reverse. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits, based upon current circumstances, which are not expected to be realized.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly would be required to adopt FIN 48 in its 2009 annual financial statements if they were filed. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies* ("SFAS No. 5"). SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. An analysis of the impact of FIN 48 is not yet complete; however, upon adoption, the Company expects to record an adjustment to reduce opening retained earnings by an amount which is not material to its financial statements.

3. **TRANSACTIONS WITH AFFILIATES:**

International owns a controlling interest in a number of subsidiaries. Certain members of management of the Company are also officers or directors of other entities affiliated with International and, from time to time, the Company may have transactions with these entities. Certain expenses are paid by affiliated entities on behalf of the Company and are allocated at cost based on specific identification or other reasonable methods. Significant transactions with affiliated entities are described below.

Revenue – The Company receives commissions from an affiliate of International for its dealer/manager services. The Company received from its affiliate $58,500 and $230,900 for these services for the years ended December 31, 2008 and 2007, respectively.

Rent Expense – The Company leases office space in Centennial, Colorado from an affiliate of International. Rent and associated expenses are allocated to the Company based on the amount of square footage it occupies. Rent expense of approximately $12,000 and $30,000 was charged to the Company for the years ended December 31, 2008 and 2007, respectively.

General and Administrative Expenses – The Company reimburses International for providing certain administrative services to the Company. These services, which consist primarily of accounting, treasury, tax, and legal services, are allocated to the Company at cost, which includes salaries, related benefits, and overhead. Allocations for services are generally based on actual time spent by affiliated associates with respect to the Company. International and its affiliates charged the Company approximately $37,000 and $29,000 for these services for the years ended December 31, 2008 and 2007, respectively.

Computer Support Services – An affiliate of International provides computer support services to the Company. The affiliate charged the Company $15,000 and $24,000 for these services for the years ended December 31, 2008 and 2007, respectively.

Advances to Jones International, Ltd. – Periodically, International (1) remits funds on behalf of the Company to third parties and affiliates in payment for products and services purchased by the Company, and (2) receives funds on behalf of the Company in payment for products and services provided by the Company. These amounts are then reimbursed from or to International on a monthly basis. Due to their short-term nature, amounts outstanding with International are classified as a current asset or liability in the accompanying balance sheets. Of the amount advanced to the Company during the years ended December 31, 2008 and 2007, $300,000 and $400,000, respectively were contributed to the Company as capital contributions.

4. **NET CAPITAL REQUIREMENT**:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, which may fluctuate on a daily basis, of the greater of $5,000 or 12 1/2 percent for the first year of membership and 6 2/3 percent thereafter of aggregate indebtedness, as defined by such provisions. In addition, the Company is required by a state securities commission to maintain a minimum net capital balance of $5,000, as defined by such commission. As of December 31, 2008, the Company's minimum required net capital under Rule 15c3-1 was $5,000, and its actual net capital was $104,822.

5. **INCOME TAXES:**

The Company participates in filing a consolidated tax return with International under the terms of a tax sharing agreement with International and its subsidiaries. Pursuant to the terms of the tax sharing agreement, tax benefits (provisions) are allocated to the members of the tax sharing group based on their respective pro rata contribution of taxable income or loss to International's consolidated taxable income or loss. The Company recognized an income tax benefit of $196,890 and $45,537 for the years ended December 31, 2008 and 2007, respectively. Income tax benefits recognized by the Company are recorded as an increase of net amounts due from International.

The tax sharing agreement gives International the option to either make a payment of the tax benefits due the subsidiary or to defer such payments until a subsequent taxable period in which the subsidiary member generates taxable income and has a tax payment due (either to International or to a federal or state taxing authority). Such payments may be deferred by International for a period not to exceed five years from the date the tax benefits were earned and will accrue interest at the prime rate in effect at the time the deferred amount originates.

A deferred tax liability or asset is required to be recorded if there are temporary differences between the financial reporting and tax bases of assets and liabilities multiplied by the enacted tax rates that are expected to be in effect when these differences reverse. The Company's significant temporary differences are associated with the deductibility of federal and state tax net operating losses. A valuation allowance must be established for any portion of deferred tax assets if it is deemed more likely than not that a tax benefit will not be realized. As of December 31, 2008 and 2007, deferred tax assets, net of the valuation allowance, were $0.

The approximate income tax benefit on income before income taxes consists of the following:

	Year Ended December 31,	
	2008	2007
Current income taxes:		
Federal income tax benefit	$ 96,300	$ 126,200
State income tax benefit	10,000	10,900
Total current income tax benefit	106,300	137,100
Nonutilized income tax benefit	–	(85,500)
Other	–	(6,100)
	–	(91,600)
Deferred income taxes	90,600	–
Total income tax benefit, net	$ 196,900	$ 45,500

5. INCOME TAXES:

The Company participates in filing a consolidated tax return with International under the terms of a tax sharing agreement with International and its subsidiaries. Pursuant to the terms of the tax sharing agreement, tax benefits (provisions) are allocated to the members of the tax sharing group based on their respective pro rata contribution of taxable income or loss to International's consolidated taxable income or loss. The Company recognized an income tax benefit of $196,890 and $45,537 for the years ended December 31, 2008 and 2007, respectively. Income tax benefits recognized by the Company are recorded as an increase of net amounts due from International.

The tax sharing agreement gives International the option to either make a payment of the tax benefits due the subsidiary or to defer such payments until a subsequent taxable period in which the subsidiary member generates taxable income and has a tax payment due (either to International or to a federal or state taxing authority). Such payments may be deferred by International for a period not to exceed five years from the date the tax benefits were earned and will accrue interest at the prime rate in effect at the time the deferred amount originates.

A deferred tax liability or asset is required to be recorded if there are temporary differences between the financial reporting and tax bases of assets and liabilities multiplied by the enacted tax rates that are expected to be in effect when these differences reverse. The Company's significant temporary differences are associated with the deductibility of federal and state tax net operating losses. A valuation allowance must be established for any portion of deferred tax assets if it is deemed more likely than not that a tax benefit will not be realized. As of December 31, 2008 and 2007, deferred tax assets, net of the valuation allowance, were $0.

The approximate income tax benefit on income before income taxes consists of the following:

	Year Ended December 31, 2008	Year Ended December 31, 2007
Current income taxes:		
Federal income tax benefit	$ 96,300	$ 126,200
State income tax benefit	10,000	10,900
Total current income tax benefit	106,300	137,100
Nonutilized income tax benefit	–	(85,500)
Other	–	(6,100)
	–	(91,600)
Deferred income taxes:		
Utilization of net operating loss carryforwards	90,600	–
Total income tax benefit, net	$ 196,900	$ 45,500

The approximate tax effects of temporary differences that give rise to the significant portions of the deferred tax assets and liabilities are as follows:

	Year Ended December 31,	
	2008	2007
Deferred tax assets:		
Federal tax net operating loss carryforward	$ –	$ 74,600
State tax net operating loss carryforward	8,100	6,900
Future deductible amounts associated with other assets and liabilities, net	400	24,400
Total deferred tax assets	8,500	105,900
Less valuation allowance	(8,500)	(105,900)
Deferred tax assets, net	$ –	$ –

At December 31, 2008, the Company has net operating loss carry forwards for State income tax purposes in the amount of approximately $268,000, which are available to offset future State taxable income, if any, through 2027. The Company has recorded a valuation allowance against net deferred tax assets as it is more likely that the Company will not be able to realize the assets. The valuation allowance decreased by approximately $97,400 in 2008.

SCHEDULE I

JONES INTERNATIONAL SECURITIES, LTD.

(A Wholly Owned Subsidiary of Jones International, Ltd.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

Computation of Net Capital:	
Total stockholder's equity (from statement of financial condition)	$ 334,836
Total stockholder's equity qualified for net capital	$ 334,836
Deductions:	
Advances to Jones International, Ltd.	229,144
Property and equipment, net	870
Total deductions	230,014
Net capital	$ 104,822
Computation of Aggregate Indebtedness:	
Total aggregate indebtedness	$ 5,028
Ratio of aggregate indebtedness to net capital	.05
Computation of Basic Net Capital Requirements:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 335
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000
Excess net capital	$ 99,822
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2008):	
Net capital, as recorded in Company Part II (unaudited) FOCUS report	$ 108,968
Adjustments to reconcile to regulatory net capital per above	(4,146)
Net capital per above	$ 104,822

SCHEDULE II

JONES INTERNATIONAL SECURITIES, LTD.

(A Wholly Owned Subsidiary of Jones International, Ltd.)

**EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008**

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(1)(iii), since the Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors,
Jones International Securities, Ltd.

In planning and performing our audit of the financial statements of Jones International Securities, Ltd. (the "Company") as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein + Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 26, 2009